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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                            BrandPartners Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   10531R 10 7
                                 (CUSIP Number)

                             Charles M. Modlin, Esq.
                           Modlin Haftel & Nathan LLP
                                777 Third Avenue
                            New York, New York 10017
                                 (212) 832-1600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 10531R 10 7

1) Name of Reporting Persons. IRS Identification Nos. of above persons (entities only).
      Jeffrey S. Silverman
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)  [ ]
      (b)  [X]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                  7)     Sole Voting Power
Number of                4,631,000* (See Item 5)
Shares         -----------------------------------------------------------------
Beneficially      8)     Shared Voting Power
Owned by                 See Item 5
Each           -----------------------------------------------------------------
Reporting         9)     Dispositive Power
Person                   4,631,000* (See Item 5)
With           -----------------------------------------------------------------
                  10)    Shared Dispositive Power
                         See Item 5
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,631,000*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)
      22.5%
--------------------------------------------------------------------------------
14)   Type of Reporting Person
      IN
--------------------------------------------------------------------------------

* Includes 3,750,000 shares of Common Stock issuable upon exercise of the Aggregate Silverman Stock Options held by Mr. Silverman. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Aggregate Silverman Stock Options held by Mr. Silverman.


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CUSIP No. 10531R 10 7

1) Name of Reporting Persons. IRS Identification Nos. of above persons (entities only).
      Ronald Nash
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a)  [ ]
      (b)  [X]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                  7)    Sole Voting Power
Number of               4,070,000* (See Item 5)
Shares            --------------------------------------------------------------
Beneficially      8)    Shared Voting Power
Owned by                See Item 5
Each              --------------------------------------------------------------
Reporting         9)    Dispositive Power
Person                  4,070,000* (See Item 5)
With              --------------------------------------------------------------
                  10)   Shared Dispositive Power
                        See Item 5
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,070,000*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)
      20.3%
--------------------------------------------------------------------------------
14)   Type of Reporting Person
      IN
--------------------------------------------------------------------------------
* Includes 3,250,000 shares of Common Stock issuable upon exercise of the Aggregate Nash Stock Options held by Mr. Nash. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Aggregate Nash Stock Options held by Mr. Nash.




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      The filing of this Statement does not constitute an admission that the
Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons has made, and will continue to make, his own investment decisions. Although the Reporting Persons expect to consult with each other from time to time concerning matters relating to their respective investments in the Company and the business of the Company, the investment decisions of one Reporting Person may or may not coincide with the investment decisions made by the other Reporting Person. See
Item 4. Each of the Reporting Persons expressly disclaims the existence of a group within the meaning of Rule 13d-5(b)(i) of the Exchange Act and expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Person.

                            AMENDMENT NO. 3 TO FORM D

      This Statement amends and supplements the statement on Schedule 13D dated November 24, 1999 filed by Jeffrey Silverman and Ronald Nash (the "Initial
Schedule 13D"), relating to the common stock, $.01 par value (the "Common Stock"), of Financial Performance Corporation, a New York corporation, predecessor-in-interest to BrandPartners Group, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 and Amendment No. 2 filed by Jeffrey Silverman and Ronald Nash on January 14, 2000 and January 26, 2001, respectively ("Amendment No. 1" and "Amendment No. 2," respectively). Notwithstanding this Amendment No. 3, the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2 speak as of their respective dates. Capitalized terms used herein without definition have the meanings assigned to such terms in the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2. Unless otherwise specified herein, the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the "Schedule 13D."

      ITEM 1 OF THE SCHEDULE 13D, "SECURITY AND ISSUER," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

      This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock") of BrandPartners Group, Inc., a Delaware corporation, successor-in-interest to Financial Performance Corporation, a New York corporation. The principal executive offices of the Company are located at 777 Third Avenue, New York, NY 10017.

      ITEM 2 (a-c) OF THE SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

      (a-c) This statement is being filed by Jeffrey S. Silverman and Ronald Nash (collectively, the "Reporting Persons").

      Mr. Silverman is the Chairman of the Board and Chief Executive Officer of the Company. His office address is c/o BrandPartners Group, Inc., 777 Third Avenue, New York, NY 10017.

      Mr. Nash is a private investor and a director of the Company. His office address is c/o BrandPartners Group, Inc., 777 Third Avenue, New York, NY 10017.

      ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION," IS HEREBY AMENDED TO ADD THE FOLLOWING NEW PARAGRAPHS AT THE END
THEREOF:


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      As of April 30, 2002, the Reporting Persons, taken together, beneficially owned an aggregate of 8,701,000 shares of Common Stock (including 7,000,000 shares issuable in the future upon exercise of the Aggregate Silverman Stock Options and the Aggregate Nash Stock Options).

      At the Annual Meeting of the shareholders of the Company held on August 1, 2001, the Company's shareholders approved the conversion of the Preferred Stock into Common Stock. Accordingly, each of Mr. Silverman's 200,000 shares of Preferred Stock and Mr. Nash's 200,000 shares of Preferred Stock were automatically converted into Common Stock on a one-to-one basis.

      ITEM 4(a) OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPHS AT THE END THEREOF:

      At the Annual Meeting of shareholders held August 1, 2001, the Company's shareholders ratified the conversion of the Preferred Stock into Common Stock. Each of Mr. Silverman's 200,000 shares of Preferred Stock and Mr. Nash's 200,000 shares of Preferred Stock were automatically converted into Common Stock, on a one-to-one basis, upon such approval.

      Pursuant to an Amendment to Option Agreement, dated as of November 15, 2001, by and between Jeffrey S. Silverman and Robert S. Trump, the Silverman First Option Agreement was amended to extend the exercise period of the Silverman First Option by one year so that the Silverman First Option shall expire on November 17, 2002. See Exhibit 13 attached hereto, which is incorporated herein by reference in its entirety.

      Pursuant to an Amendment to Option Agreement, dated as of November 15, 2001, by and between Ronald Nash and Robert S. Trump, the Nash First Option Agreement was amended to extend the exercise period of the Nash First Option by one year so that the Nash First Option shall expire on November 17, 2002. See
Exhibit 14 attached hereto, which is incorporated herein by reference in its entirety.

      Pursuant to the terms of an Incentive Stock Option Agreement, dated as of March 26, 2002, by and between the Company and Jeffrey S. Silverman, the Company granted to Mr. Silverman an option, expiring on March 25, 2007, to purchase an aggregate of 1,500,000 shares of Common Stock of the Company at an exercise price of $1.07 per share, the market price on the date of the grant, exercisable as follows: 500,000 shares after March 26, 2002; 500,000 shares after December 31, 2002 and 500,000 shares after December 31, 2003 (the "Silverman Third Company Option"). See Exhibit 15 attached hereto, which is incorporated herein by reference in its entirety.

      ITEM 4(a) OF THE SCHEDULE 13D IS FURTHER AMENDED AS FOLLOWS:

      The definition of the Silverman Company Options shall include the currently exercisable portion of the Silverman Third Company Option.

      ITEM 5(a) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     As of April 30, 2002, the Reporting Persons, taken together, beneficially owned an aggregate of 8,701,000 shares of Common Stock (including 7,000,000 shares issuable in the future upon exercise of the Aggregate Silverman Stock Options and the Aggregate Nash Stock Options (collectively, the "Stock Options")), representing approximately 38.6% of the outstanding shares of Common Stock (assuming full exercise of all of the Stock Options). This percentage ownership is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 18,063,553 shares of Common Stock


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reported by the Company to be issued and outstanding as of March 20, 2002 in its
Annual Report on Form 10-KSB for the year ended December 31, 2001, plus the 4,500,000 shares of Common Stock underlying the Silverman Company Options and the Nash Company Options, for a total of 22,563,553 shares, and assumes the full exercise of all of the Stock Options held by the Reporting Persons.

      Mr. Silverman beneficially owns 4,631,000 shares of Common Stock, or approximately 22.5%, of the outstanding shares of Common Stock (assuming full exercise of all of the Aggregate Silverman Stock Options held by Mr. Silverman). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 18,063,553 shares of Common Stock reported by the Company to be issued and outstanding as of March 20, 2002 in its Annual Report on Form 10-KSB for the year ended December 31, 2001, plus the 2,500,000 shares of Common Stock underlying the Aggregate Silverman Options, for a total of 20,563,553 shares, and assumes the full exercise of all of the Aggregate Silverman Options held by Mr. Silverman.

      Mr. Nash beneficially owns 4,070,000 shares of Common Stock, or approximately 20.3%, of the outstanding shares of Common Stock (assuming full exercise of the Aggregate Nash Stock). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 18,063,553 shares of Common Stock reported by the Company to be issued and outstanding as of March 20, 2002 in its Annual Report on Form 10-KSB for the year ended December 31, 2001, plus the 2,000,000 shares of Common Stock underlying the Aggregate Nash Options, for a total of 20,063,553 shares, and assumes the full exercise of all of the Aggregate Nash Options held by Mr. Nash.

      ITEM 7 OF THE SCHEDULE 13D IS AMENDED TO ADD THE FOLLOWING NEW EXHIBITS AT THE END THEREOF:

      Exhibit 13  -     Amendment to Silverman First Option Agreement

      Exhibit 14  -     Amendment to Nash First Option Agreement

      Exhibit 15  -     Form of Silverman Third Company Option Agreement


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                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 30, 2002



                                    /s/ Jeffrey S. Silverman
                                    --------------------------------------------
                                    Name: Jeffrey S. Silverman

                                    /s/ Ronald Nash
                                    --------------------------------------------
                                    Name: Ronald Nash


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